September 16, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation. Registration Statement on Form S-1 Amendment no. 11 filed September 10, 2008 File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Following are Mach One’s responses to your comment. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to
Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. It appears that the license of your auditor may have a stipulation attached to it by the Colorado state licensing board. Rule 2-01(3) (a) of Regulation S-X requires that a certified public accountant be registered and in good standing under the laws of the place of their principal office. Please explain the stipulations on the license to us and how you concluded that the auditor is licensed to practice and is in good standing. Mr. O’Donnell first was licensed in 1977. In April 2007, a disciplinary action was instituted against his certificate to practice by the Colorado State Board of Accountancy. The action was settled by the Board placing Mr. O’Donnell on probation for two years and requiring concurrent review of all audits during this time period. Stipulations of this probation: 1) submission of a reviewer within 30 days of order, 2) must have reviewer review before issuing any reports during probation period, 3) file within 30 days of order a list of current audits, 4) reviewer must confirm conformity to generally accepted accounting principles and list any issues, 5) no issuance of audit report until reviewer determines issues have been addressed, 6) conditions apply whether O’Donnell issues audit reports under his name or through a firm, 7) if O’Donnell does not conduct at least 5 audits within the 2 year probation period, the period will continue until at least 5 have been reviewed by the reviewer, 8) if reviewer can no longer act as reviewer, O’Donnell to seek another reviewer with Board approval, 9) file, sign, and send quarterly reports to the Board, 10) file a peer review report within 30 days of order, 11) attend an additional 24 hours of continuing education within 6 months, 12) pay a $1000 fine. Mr. O’Donnell’s license status is active and current through May 31, 2010. The Colorado regulatory agency defines probation as “The period of time a licensee must comply with required terms and conditions to be able to continue to practice.” We concluded that he is licensed and in good standing after reading the stipulations of his probation. The probation terms actually hold him to a higher standard than similarly placed accountants with the need for concurrent review. This is not a suspension or a revocation- both which take away the ability to practice. Mr. O’Donnell’s probation does not limit his license to practice nor affect his good standing as long as the terms are being met. We confirmed that Mr. O’Donnell is meeting all the terms of this probation.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. the afternoon of September 18, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin
Monte B. Tobin
Chief Executive Officer